Exhibit 4
Paragon Associates
500 crescent court
SUITE 260
DALLAS, TEXAS 75201

BRADBURY DYER, III	TELEPHONE
GENERAL PARTNER	(214) 871 - 3700
October 9, 2007
Board of Directors
TransCommunity Financial Corporation
4235 Innslake Drive, Suite 200
Glen Allen, VA 23060
Gentlemen:
     I have reviewed the terms of the proposed merger between TransCommunity Financial (TCYF) and Community Bankers Acquisition Corp (CBAC). In my opinion the merger would be unacceptably dilutive to the intrinsic value of the TCYF shares, and provide a less than compensatory benefit from any future value creation at the combined entity. The 445,000 shares of TCYF owned by Paragon Joint Venture will be voted against the proposed merger.
     I would like to raise two related issues with the Board of Directors of TCYF. This company has suffered from a series of distractions since 2005. These include a major schism within the Board of Directors, a M.O.U. with the Richmond Fed. an accounting compliance issue resulting in the inability of the company to file with the SEC on a timely basis, and the recent “mutiny” of the Board at the Bank of Rock-bridge.
     Having successfully resolved these distractions, the Board of Directors has now put the company back “in limbo”, potentially through May 31, 2008, as a result of the merger agreement with CBAC. I strongly believe that the Board of Directors has a fiduciary obligation to proactively evaluate the likelihood of this merger being approved. If it determines that it is a highly unlikely event, then I believe the Board must attempt to negotiate an extrication from this merger contract.
     Secondly, in performing your fiduciary duties in evaluating the CBAC merger proposal, the Board of Directors obviously had the common sense, if not legal, obligation to compare the potential impact of this transaction on TCYF shareholder value against TCYF stand-along future shareholder value creation prospects. In accepting a proposal with such a substantial degree of initial intrinsic value dilution and such a limited participation in any future value creation benefit, you must have concluded that the Company has limited future stand-alone shareholder value creation opportunities. If you have reached such a conclusion, then upon termination of the current merger agreement the Board of Directors should enter into a wide-ranging formal process to explore the Company’s strategic alternatives.

     I believe the shareholders of TCYF will be closely monitoring the future performance of the Board of Directors. Hopefully, the Board will meet the test and return its focus to the creation of shareholder value. This path will go a long way towards regaining shareholder confidence in the stewardship of the Board of Directors and help to avoid possible future distractions that might further delay the Company’s shareholder value creation prospects.
Sincerely,
/s/ Bradbury Dyer III

Bradbury Dyer III
Managing Agent
Paragon Joint Venture